November 14, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  James Lopez

Re:

Nogales Resources Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 29, 2014

File No. 333-199013

Dear Mr. Lopez:

I write on behalf of Nogales Resources Corp., (the “Company”) in response to Staff’s letter of November 10, 2014, by James Lopez,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed October 29, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

SUMMARY, PAGE 6

1.

WE NOTE FROM THE FACING PAGE OF THE REGISTRATION STATEMENT AND PAGE 22 OF THE PROSPECTUS THAT YOUR PRINCIPAL EXECUTIVE OFFICE IS IN MEXICO. IT IS UNCLEAR WHY THE TELEPHONE NUMBER PROVIDED IN RESPONSE TO PRIOR COMMENT 1 IS A NEVADA NUMBER. SEE ITEM 503(B) OF REGULATION S-K. PLEASE REVISE OR ADVISE.

In response to this comment, the Company has amended the Registration Statement to reflect its number in Puerto Vallarta, Mexico.

USE OF PROCEEDS, PAGE 14

2.

WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO PRIOR COMMENT 2. PLEASE REVISE TO ADDRESS WHAT PRIORITY WOULD BE GIVEN IN THE EVENT YOU RECEIVE A SMALL OR DE MINIMIS AMOUNT OF PROCEEDS.

In response to this comment, the Company has added the following clarification on Page 14:

“As set forth in more detail in the table and explanation below, if a small or de minimis amount of proceeds is received from the Offering, such proceeds would be reserved for working capital pending our ability to raise additional funds.”

Please note also the table and explanation on Page 15, which explains that the proceeds of the Offering will be reserved for working capital pending additional funding if less than a certain amount is received.

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In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)